Exhibit 99.2

EXECUTION COPY

GUARANTY

GUARANTY dated as of September 20, 2018 (this “Guaranty”) by Covidien International Finance S.A., a company organized under the laws of Luxembourg, and having its principal place of business at Bd. Prince Henri 3b, 4th Floor, Luxembourg L-1724 (the “Guarantor”), and Mazor Robotics Ltd., a company organized under the laws of the State of Israel (the “Company”).

R E C I T A L S

WHEREAS, pursuant to an Agreement and Plan of Merger dated as of the date hereof (as may be amended, amended and restated, modified or otherwise supplemented from time to time, the “Merger Agreement”), among Given Imaging Ltd., a company organized under the laws of the State of Israel (“Parent 1”), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel (“Parent 2”), Oridion Systems Ltd., a company organized under the laws of the State of Israel (“Parent 3”), Covidien Israel Holding  Ltd., a company organized under the laws of the State of Israel (“Parent 4” and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the “Parent”), Belinom Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, the Company has agreed to merge with Merger Sub, with the Company surviving such merger and becoming a subsidiary of Parent.

WHEREAS, the Guarantor is the indirect parent of Parent and Merger Sub and will directly benefit from the Merger Agreement and the consummation of the transactions contemplated thereby.

WHEREAS, in furtherance of the business purposes of the Guarantor and in consideration of, and as an inducement to the Company entering into the Merger Agreement and performing its obligations thereunder, the Guarantor desires to guaranty all obligations of Parent and Merger Sub under the Merger Agreement.

NOW, THEREFORE, based upon the foregoing, and in order to induce the Company to enter into the Merger Agreement, the Guarantor hereby agrees as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. Capitalized terms not otherwise defined in this Guaranty shall have the meanings ascribed to them in the Merger Agreement.

ARTICLE 2

The Guaranty

Section 2.1. The Guaranty. Except as expressly set forth herein, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Company and the Third-Party Beneficiaries (as defined below) the full and punctual payment and performance by Parent and Merger Sub of, and compliance by Parent and Merger Sub with, all or their respective representations, warranties, covenants, obligations, agreements and undertakings pursuant to, arising under or otherwise in connection with the Merger Agreement, including, without limitation, the payment of the Merger Consideration, Option Consideration and RSUs Consideration pursuant to Article II of the Merger Agreement, and the indemnification  and insurance obligations under Section 6.1 of the Merger Agreement (collectively, the “Guaranteed Obligations”), and the Guarantor hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Parent and/or Merger Sub shall also be deemed to be a breach or failure to perform by the Guarantor, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of the Guarantor, on the one hand, and Parent and Merger Sub, on the other hand, in the first instance.

Section 2.2.  Termination of Guaranty. This Guaranty shall remain in full force and effect until the earliest date on which all of the Guaranteed Obligations have been completely performed and indefeasibly paid in full.  The Guarantor’s payment of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge the Guarantor’s liability, as set forth herein, for any portion of the Guaranteed Obligations that has not been completely performed or indefeasibly paid in full.  For the avoidance of doubt, this Guaranty and the Guarantor’s obligations hereunder shall survive the consummation of the Merger or the termination of the Merger Agreement.

Section 2.3.  Guaranty Unconditional.  The Guarantor agrees that the obligations of the Guarantor hereunder shall be unconditional and absolute. The obligations of the Guarantor hereunder shall in no way be affected or impaired by reason, and Guarantor waives its right to prior notice, of the happening from time to time of any of the following: (a) extensions (whether or not material) of the time for performance of all or any portion of the Guaranteed Obligations; (b) the modification or amendment in any manner (whether or not material) of the Merger Agreement or the Guaranteed Obligations; (c) any failure, delay or lack of diligence on the part of the Company, or any other Person to enforce, assert or exercise any right, privilege, power or remedy conferred on the Company or any other Person under the Merger or at law, or any action on the part of the Company or such other Person granting indulgence or extension of any kind; (d) the settlement or compromise of any Guaranteed Obligations; (e) a change of status, composition, structure or name of Parent or Merger Sub, including, without limitation, by reason of bankruptcy, liquidation, insolvency, appointment of a trustee, special manager or receiver over Parent or Merger Sub or all or a portion of their assets, merger, dissolution, consolidation or reorganization or other similar proceeding affecting the Parent or Merger Sub or their respective assets or any resulting release or discharge of any of Parent or Merger Sub’s or any other party's obligations pursuant to the Merger Agreement; and (f) the existence of any claim, set-off or other rights which the Guarantor may have at any time against Parent, Merger Sub or the Company, or any other Person, whether in connection herewith or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit. No change in the relations existing between the Guarantor on the one hand and Parent and Merger Sub on the other hand (directly or indirectly) shall affect the obligations of the Guarantor under this Guaranty.  Notwithstanding any provision of this Guaranty to the contrary, the Guarantor shall be entitled to assert as a defense to any claim for payment or performance of any Guaranteed Obligations that (i) such Guaranteed Obligations are not currently due and payable, (ii) such Guaranteed Obligations have been paid or performed in full or (iii) the Company (prior to the Effective Time) or relevant Third Party Beneficiary (as defined below) shall have expressly released its rights to such Guaranteed Obligations in connection with a settlement or compromise thereof.

Section 2.4.  Waivers of Notices and Defenses. The Guarantor hereby waives acceptance hereof, promptness, diligence, presentment, demand, protest and any notice not provided for herein (including without limitation notice of acceptance, presentment, demand, protest and notice of dishonor with respect to the Merger Agreement or this Guaranty), as well as any requirement that at any time any action be taken by any Person against Parent, Merger Sub or any other Person and any other right or protection to which it would otherwise be entitled pursuant to the Israeli Guarantee Law, 1967 and any regulations promulgated thereunder that can be waived, except that no payment shall be sought from the Guarantor under this Guaranty unless a notice has been served to Parent with a copy to the Guarantor and indicating an intention to claim under this Guaranty. Without limiting the generality of the foregoing, the Guarantor hereby waives any right to require, substantively or procedurally, that (a) a judgment previously be rendered against Parent, Merger Sub or any other Person except Guarantor, (b) Parent, Merger Sub or any other Person be joined in any action against the Guarantor, or (c) an action separate from one against the Guarantor be brought against Parent, Merger Sub or any Person.

Section 2.5.  Stay.  The Guarantor agrees that, notwithstanding anything to the contrary herein, if the Company is stayed upon the insolvency, bankruptcy, or reorganization of Parent or Merger Sub from exercising its rights to enforce or exercise any right or remedy with respect to any Guaranteed Obligations, or is prevented from giving any notice or demand for payment or performance or is prevented from collecting any of the Guaranteed Obligations, in any such case, by such proceeding or action, the Guarantor shall pay or render to the Company upon demand therefor the amount that would otherwise have been due had such rights and remedies been permitted to be exercised by the Company.

Section 2.6.  No Enforcement of Subrogation.  Upon making any payment or performance with respect to any Guaranteed Obligation hereunder, the Guarantor shall be subrogated to the rights of the Company against Parent or Merger Sub solely with respect to such payment or performance; provided that the Guarantor shall not enforce any payment or performance right by way of subrogation until all Guaranteed Obligations have been performed in full and all Guaranteed Obligations which constitute payment obligations have been indefeasibly paid (in cash) and performed in full.

ARTICLE 3

Representations and Warranties

Section 3.1.  The Guarantor hereby represents and warrants to the Company that (a) it is duly organized, validly existing and in good standing under the Laws of Luxembourg, (b) it has the requisite corporate or similar power and authority to execute and deliver this Guaranty and to perform its obligations hereunder, (c) the execution and delivery of this Guaranty by the Guarantor and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other actions on the party of the Guarantor, (d) this Guaranty has been duly and validly executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and by equitable principles relating to the availability of equitable remedies, (e) through one or more wholly owned Subsidiaries, the Guarantor owns all of the outstanding equity interests of Parent and Merger Sub, and (f) the execution and delivery of this Guaranty by the Guarantor  and the performance of its obligations hereunder do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of the Guarantor, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Guarantor is a party or by which the Guarantor or any of its properties or assets may be bound, (iii) violate or conflict with any Law or Order applicable to the Guarantor or by which any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Guarantor, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the performance by the Guarantor of its obligations hereunder.

Section 3.2.  The Guarantor hereby represents and warrants to the Company that, except for the Company ADSs issued to, and that are currently owned beneficially and of record by, Covidien Group S.a.r.l, a Luxembourg company, a Subsidiary of the Guarantor and an Affiliate of Parent (“CovLux”), pursuant to (a) that certain Purchase Agreement, dated May 18, 2016, between the Company and CovLux, as amended on August 29, 2017, and (b) that certain Warrant to Purchase Company ADSs, issued by the Company to CovLux, on September 10, 2017 (the “Warrants”), neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the equity securities of the Company or any Subsidiary of the Company) except pursuant to the Merger Agreement.  None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares (other than Excluded Shares and the Warrant).

ARTICLE 4

Additional Covenants

Section 4.1.  Transfer Restrictions.  Until the earlier to occur of (i) the receipt of the Company Shareholder Approval, and (ii) the termination of the Merger Agreement pursuant to the terms thereof (the “Covenant Period”), the Guarantor shall not, and shall cause its Subsidiaries and controlled Affiliates not to, directly or indirectly, in whole or in part, transfer, sell, pledge, encumber or otherwise dispose of any interest (including any voting rights) in, or grant any proxy or enter into any voting agreement or similar agreement (collectively, “Transfer”) any of the Company Shares beneficially owned by it or such Subsidiary or Controlled Affiliates, as applicable, without the prior written consent of the Company; provided that nothing herein shall prohibit or restrict the Transfer of any Company Shares by and between the Guarantor and any of its Subsidiaries and controlled Affiliates or from exercising the Warrants.

Section 4.2.  Voting. The Guarantor shall vote (or cause to be voted), and shall cause its Subsidiaries and controlled Affiliates to vote (or cause to be voted), at the Company Shareholders Meeting (and any adjournment thereof, or any other meeting of the shareholders of the Company for the purpose of obtaining the Company Shareholder Approval) any and all Company Shares beneficially owned by it or such Subsidiaries and controlled Affiliates, as applicable, in each case, including by timely instructing the Depositary to vote the Ordinary Shares underlying their Company ADSs, as applicable, in each case, in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and the compensation matters referred to in Section 6.3(a) of the Disclosure Letter attached to the Merger Agreement.

ARTICLE 5

Miscellaneous

Section 5.1  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or similar writing) and shall be given to such party at its address or facsimile number set forth, in the case of the Guarantor, on the signature pages hereof, or in the case of the Company, in Section 10.2 of the Merger Agreement, or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective if given in the manner set forth in Section 10.2 of the Merger Agreement.

Section 5.2. Waivers. No failure or delay by the Company in exercising any right, power or privilege hereunder or under the Merger Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 5.3.  Amendments and Waivers.  This Guaranty constitutes the complete agreement of the Company and the Guarantor with respect to the subject matter hereof and supersedes all prior or contemporaneous negotiations, promises, covenants, agreements or representations.  No amendment, modification, termination or waiver of any provision of this Guaranty, shall in any event be effective without the written consent of the Company and the Guarantor.

Section 5.4.  Successors and Assigns Generally.   The Guarantor may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of Law or to an acquiror of all or substantially all of the assets of the Guarantor) without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed; provided, that Guarantor shall not effect any sale, exchange, dividend or other distribution or liquidation of all or substantially all of its assets in one or a series of transactions that does not directly or indirectly provide for the assumption of the obligations of the Guarantor hereunder without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  The Company may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of law or to an acquiror of all or substantially all of the assets of the Company prior to the Closing) without the prior written consent of the Guarantor, which consent shall not be unreasonably withheld or delayed.  Any purported assignment that is not in accordance with this Section 5.4 shall be null and void.  This Guaranty is a continuing Guaranty and shall be binding upon the Guarantor and its permitted successors and assigns.  This Guaranty shall inure to the benefit of the Company and its permitted successors and assigns.  Nothing contained in this Guaranty shall be deemed to confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right to insist upon or to enforce the performance or observance of any of the obligations contained herein; provided, however, that notwithstanding anything to the contrary in this Guaranty, (a) each Indemnified Person and each beneficiary of a D&O Insurance or Reporting Tail Endorsement shall be a third party beneficiary under this Guaranty with respect to his or her rights under Section 6.1 of the Merger Agreement, and (b) all holders of Company Shares and other Company Securities (together with the beneficiaries under clause (a), the “Third-Party Beneficiaries”) shall be third party beneficiaries under this Guaranty with respect to their rights to receive the amounts to which they are entitled pursuant to Article II of the Merger Agreement from and after the Effective Time.

Section 5.5.  Governing Law; Jurisdiction.  (a) This Guaranty and all disputes, controversy and Proceedings (as defined below) arising in whole or in part under or in connection with this Guaranty, the negotiation, execution, existence, validity, enforceability or performance of this Guaranty, or for the breach or alleged breach hereof, shall be governed by and construed in accordance with the Laws of the State of Israel, without regard to the conflicts of law principles of such state that might apply the law of another jurisdiction.

(b)          With respect to any suit, action or proceeding relating to this Guaranty (each, a “Proceeding”), the Company and the Guarantor each irrevocably and unconditionally (i) agrees, consents to be subject to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa and submits itself and its properties and assets to such courts, (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party, and (iii) agrees not to bring any Proceeding relating to this Guaranty in any court other than the aforesaid courts.  The foregoing consent to jurisdiction shall not be deemed to confer rights on any Person other than the parties to this Agreement and the Third-Party Beneficiaries.  Each of the Company and the Guarantor irrevocably agrees that service of any process, summons, notice or document in accordance with Section 5.1 shall be effective service of process for any action, suit or proceeding in Israel with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 5.5(b).  Notwithstanding the foregoing, a the Company or the Guarantor may commence any Proceeding in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by any of the above-named courts.

Section 5.6. Severability. If any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 5.7. Interpretation. Section headings in this Guaranty are included herein for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose or be given any substantive effect.

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IN WITNESS WHEREOF, the Guarantor has executed this Guaranty by its duly authorized officer as of the date first above written.

COVIDIEN INTERNATIONAL FINANCE S.A.

By: Name: Title: Facsimile: Address:	/s/ Salvador Sens Salvador Sens Managing Director +352 266 379 92 3b, bld Prince Henri, L-1724 Luxemburg

ACKNOWLEDGED:

MAZOR ROBOTICS LTD.

By: /s/ Ori Hadomi
Name: Ori Hadomi
Title:   Chief Executive Officer

By: /s/ Sharon Levita
Name: Sharon Levita
Title:   Chief Financial Officer

[Signature page to Guaranty]